# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: uCloudlink Group Inc., CIK 0001775898
CUSIP: 90354D104
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong (K3), 00000000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-21-007341
Filed by CIK 0001843815

## Reporting persons
- AI Global Investment SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,208,440; sole dispositive power 0; shared dispositive power 9,208,440; aggregate amount beneficially owned 9,208,440 (3.65% of the class)
  Comment: The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
  
  Calculations are based on 246,686,120 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 29, 2023.
- Haitong International Asset Management (HK) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 9,208,440; sole dispositive power 0; shared dispositive power 9,208,440; aggregate amount beneficially owned 9,208,440 (3.65% of the class)
  Comment: The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
  
  Calculations are based on 246,686,120 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 29, 2023.
- Shengzu Wang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 9,208,440; sole dispositive power 0; shared dispositive power 9,208,440; aggregate amount beneficially owned 9,208,440 (3.65% of the class)
  Comment: The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
  
  Calculations are based on 246,686,120 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 29, 2023.

## Item 1. Issuer
Name of issuer: uCloudlink Group Inc.
Address of issuer's principal executive offices: Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong, 00000000

## Item 2. Person Filing
Name of person filing:
This joint statement on Schedule 13G (Amendment No. 4) is being filed by AI Global Investment SPC (acting on behalf of and for the account of AI Investment Fund S.P.), Haitong International Asset Management (HK) Limited and Shengzu Wang, who are collectively referred to as the "Reporting Persons."

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2023, a copy of which was filed as Exhibit A to the Schedule 13G filed by the Reporting Persons on February 13, 2023. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Due to an administrative error, the Amendment No. 3 to Schedule 13G filed on February 7, 2024 under reported the number of shares owned by the reporting persons. This Amendment No. 4 to Schedule 13G is filed solely to correct such error.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 90354D104 has been assigned to the American depositary shares ("ADSs") of the Issuer, which are quoted on Nasdaq Global Market under the symbol "UCL." Each ADS represents ten Class A ordinary shares, par value US$0.00005 per share.
Address of principal business office or, if none, residence:
AI Global Investment SPC
Harneys Services (Cayman) Limited,
4th Floor, Harbour Place,
103 South Church Street, PO Box 10240,
Grand Cayman KY1-1002,
Cayman Islands

Haitong International Asset Management (HK) Limited
22/F, Li Po Chun Chambers
189 Des Voeux Road Central
Hong Kong

Shengzu Wang, a citizen of Hong Kong
22/F, Li Po Chun Chambers
189 Des Voeux Road Central
Hong Kong
Citizenship: Please refer to Item 2(b).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
AI Global Investment SPC 9,208,440 (1)(2)(3)
Haitong International Asset Management (HK) Limited 9,208,440 (1)(2)(3)
Shengzu Wang 9,208,440 (1)(2)(3)
Percent of class:
AI Global Investment SPC 3.65% (1)(2)(3)(4)
Haitong International Asset Management (HK) Limited 3.65% (1)(2)(3)(4)
Shengzu Wang 3.65% (1)(2)(3)(4)
Sole power to vote or to direct the vote:
AI Global Investment SPC 0
Haitong International Asset Management (HK) Limited 0
Shengzu Wang 0
Shared power to vote or to direct the vote:
AI Global Investment SPC 9,208,440 (1)(2)(3)
Haitong International Asset Management (HK) Limited 9,208,440 (1)(2)(3)
Shengzu Wang 9,208,440 (1)(2)(3)
Sole power to dispose or to direct the disposition:
AI Global Investment SPC 0
Haitong International Asset Management (HK) Limited 0
Shengzu Wang 0
Shared power to dispose or to direct the disposition:
AI Global Investment SPC 9,208,440 (1)(2)(3)
Haitong International Asset Management (HK) Limited 9,208,440 (1)(2)(3)
Shengzu Wang 9,208,440 (1)(2)(3)

(1) AI Global Investment SPC, a Cayman Islands exempted segregated portfolio company with limited liability ("AI Global"), is currently the record holder of: (i) 101,012 ADSs, which represent 1,010,120 Class A Ordinary Shares (the "Fund 1 Shares"); (ii) 540,568 ADSs, which represent 5,405,680 Class A Ordinary Shares (the "Fund 2 Shares"); and (iii) 1,760,400 ADSs, which represent 17,604,000 Class A Ordinary Shares (together with the Fund 1 Shares and the Fund 2 Shares, the "Shares") acting on behalf and for the account of AI Investment Fund S.P.

(2) Haitong International Asset Management (HK) Limited (the "Investment Manager") serves as the investment manager to AI Global with respect to the Shares, and in such capacity, the Investment Manager possesses voting control and the power to direct the disposition of the Shares. Accordingly, for the purposes of Reg. Section 240.13d-3, the Investment Manager may be deemed to beneficially own the Shares. The Investment Manager disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein, if any.

(3) Shengzu Wang is the Chief Investment Officer and Managing Director of the Investment Manager and, in such capacity, Shengzu Wang exercises voting control over the Investment Manager with respect to its role as investment manager to AI Global with respect to the Shares. Accordingly, for the purposes of Reg. Section 240.13d-3, Shengzu Wang may be deemed to beneficially own the Shares. Shengzu Wang disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein, if any.

(4) Calculations are based on 246,686,120 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 29, 2023.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AI Global Investment SPC: /s/ AI GLOBAL INVESTMENT SPC, Acting on behalf of and for the account of AI Investment Fund S.P., Liu Jing/Director (02/14/2025)
- Haitong International Asset Management (HK) Limited: /s/ Shengzu Wang, Shengzu Wang/Director (02/14/2025)
- Shengzu Wang: /s/ Shengzu Wang, Shengzu Wang/Director (02/14/2025)